Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING REPORTS Q2 2026 RESULTS

Strong H1 2026 performance funds near-term growth

Vancouver, Canada, July 29, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) announces its financial and operating results for the three and six months ended June 30, 2026 (Q2 2026 & H1 2026). All amounts are in U.S. dollars unless otherwise indicated.

Q2 2026 Financial Performance

●	Production of 73.7 thousand ounces (koz) of gold, consistent with Q1 2026.

●	Gold revenue of $321 million, with an average realized gold price of $4,450.

●	Adjusted EBITDA[1] of $179 million, on a trailing 12-month basis, Adjusted EBITDA of $690 million.

●	Adjusted net earnings of $96 million or $0.47/share, on a trailing 12-month basis, Adjusted net earnings of $386 million or $1.89/share.

●	Cash balance of $426 million as of June 30, 2026, after funding $121 million in capital projects in Q2 2026, including $78 million at Marmato and $31 million at Segovia.

Neil Woodyer, Chair and CEO, commented “Aris Mining delivered another strong quarter with our operations generating the cash required to fund more than $120 million of capital investments during the second quarter while maintaining a strong balance sheet.

At Marmato, underground access connecting the Bulk Mining Zone to the new plant area is complete, the SAG and ball mills are on site, and mechanical installation is underway. Construction of the 5,000 tpd CIP plant continues to advance toward first gold and is on schedule for Q4 2026. At Segovia, increased investment in underground development and haulage infrastructure is building the mining capacity required to support higher production from the expanded processing facilities.

We remain on track to achieve our 2026 production guidance. With Segovia and Marmato providing a clear path toward approximately 500,0002 ounces of annual production, and Soto Norte and Toroparu continuing to advance, Aris Mining is well positioned to deliver its longer-term growth strategy.

At Soto Norte, the environmental studies and preparation of the environmental license application are nearing completion. At Toroparu, the prefeasibility study remains on schedule for completion in the second half of 2026.”

	Q2 2026	Q1 2026	H1 2026	H1 2025
Gold production (koz), total	73.7	74.3	148.0	113.4
Gold sold (koz), total	72.1	74.8	147.0	115.3
Segovia – AISC, Owner Mining ($/oz sold)	$1,767	$1,492	$1,623	$1,503
Segovia – CMP[3] AISC Sales Margin	46%	40%	43%	41%
EBITDA (US$M)	$163	$182	$344	$71
Adjusted EBITDA (US$M)	$179	$212	$391	$165
Adjusted EBITDA, last 12 months (US$M)	$690	$610	$690	$264
Net earnings (loss)[4] (US$M)	$94 or $0.46/sh	$98 or $0.47/sh	$192 or $0.93/sh	($15) or ($0.08)/sh
Adjusted earnings[4] (US$M)	$96 or $0.47/sh	$124 or $0.60/sh	$220 or $1.07/sh	$75 or $0.43/sh
Adjusted earnings[4], last 12 months (US$M)	$386 or $1.89/sh	$337 or $1.71/sh	$386 or $1.89/sh	$113 or $0.64/sh

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Q2 & H1 2026 Operational Performance

●	Segovia produced 64.4 koz, bringing H1 2026 production to 131.0 koz.

○	Q2 2026 production reflected higher throughput, with 202.5 thousand tonnes (kt) processed at an average gold grade of 10.23 g/t, compared with 175.4 kt at 12.41 g/t in Q1 2026.

○	Segovia’s Q2 results reflect continued investment in underground development to support the ramp-up toward consistent utilization of the expanded 3,000 tonnes per day (tpd) processing capacity installed in June 2025. Tonnes processed increased by 15% quarter-over-quarter to 202.5 kt, while total Segovia investment, including sustaining and non-sustaining capital, increased to $31 million in Q2 2026 from $17 million in Q1 2026.

○	This investment of $48 million in H1 2026 is advancing the development work required to increase mining rates and improve haulage efficiency, including new ramps and a main underground haulage circuit connecting the El Silencio, Providencia and Sandra K mines. This work is being supported with the order of an expanded mining fleet through a combination of purchase and leasing arrangements to renew aging equipment and advance the expansion plan. Once complete, these initiatives are expected to support increased mill feed, more efficient transport of workers, mill feed and waste, shorter cycle times, and reduced traffic through town.

○	Segovia generated an AISC margin of $157 million in Q2 2026, supported by higher tonnes processed and continued strong gold prices, bringing H1 2026 AISC margin to $356 million.

○	Owner-operated mining contributed 67% of mill feed, while Contract Mining Partner (CMP) sourced material contributed 33%, consistent with Q1 2026.

○	Owner-operated mining AISC was $1,767/oz for Q2 2026, bringing H1 2026 owner-operated mining AISC to $1,623/oz, below the full-year 2026 guidance range of $1,700 to $1,800/oz. The increase from Q1 2026 partly reflected higher sustaining capital as the Company increased investment in underground development to support higher mining capacity.

○	CMP-sourced gold delivered an AISC sales margin of 46% in Q2 2026, bringing H1 2026 CMP AISC sales margin to 43%, above the top-end of the full-year 2026 guidance range of 35% to 40%.

○	Combined AISC is $1,974/oz for H1 2026.

Figure 1: Combined AISC and Realized Gold Price Trends ($/oz) – Segovia

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●	Marmato produced 9.3 koz, bringing H1 2026 production to 17.1 koz.

○	Q2 2026 production reflected the processing of 84.6 kt at an average gold grade of 3.79 g/t, compared to 77.0 kt at 3.53 g/t in Q1 2026.

○	This increased production reflects the operating capacity of the existing flotation plant together with mill feed sourced primarily from ore development and stopes in the Bulk Mining Zone and CMPs operating in the Narrow Vein Zone.

○	Throughput is expected to increase materially following commissioning of the new 5,000 tpd carbon-in-pulp (CIP) plant, with first gold expected in Q4 2026.

○	Aris Mining plans to exit 2026 operating the new CIP plant at approximately 3,000 tpd, before ramping up through 2027 to approximately 4,000 tpd by mid-2027 and the full 5,000 tpd design capacity by the end of 2027, following commissioning of the paste backfill plant.

●	2026 Outlook

○	Aris Mining remains on track to achieve its 2026 production guidance of 300,000 to 350,000 ounces of gold.

○	H1 2026 production of 148 koz represents approximately 49% of the low end and 46% of the midpoint of the full-year guidance range, with production expected to be weighted to the second half of the year.

○	Segovia is expected to continue increasing mining capacity and production through the second half of the year.

○	Marmato’s new 5,000 tpd design-capacity CIP plant remains on schedule for first gold in Q4 2026, supporting the Company’s 2026 production guidance for Marmato of 35,000 to 50,000 ounces.

○	The lower end of the Marmato guidance range is expected to be achievable through the existing flotation plant, while the upper end assumes successful commissioning of the new CIP plant in Q4 2026.

Project Development Highlights

●	Marmato expansion advancing toward commissioning and first gold

○	Construction of the new 5,000 tpd design-capacity CIP plant remains on schedule for first gold in Q4 2026.

○	The SAG and ball mills are on site and mechanical installation is underway.

○	The Bulk Mining Zone is prepared to support the initial ramp-up of the new CIP plant. The underground connection completed earlier this year established direct access between the Bulk Mining Zone and the new process plant area, improving access, ventilation and haulage, and supporting the planned production ramp-up.

○	As at July 1, 2026, the estimated capital required to achieve first gold from the Marmato CIP plant in Q4 2026 is approximately $118 million. After the final $42 million installment expected from Wheaton Precious Metals in Q3 2026, the net funding requirement of approximately $76 million will be funded from the Company’s cash balance and operating cash flow.

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●	Toroparu Project progressing toward a potential early 2027 construction decision

○	The Prefeasibility Study (PFS) remains on schedule for completion in H2 2026, supporting a construction decision targeted for early 2027.

○	Project optimization work in support of the PFS includes updated mine scheduling, engineering studies and other activities to advance to construction readiness.

○	Pre-construction activities underway, including construction of the Puruni River bridge, camp expansion, road improvements and other site infrastructure.

○	The project team has grown to 100 employees in Guyana, with several key leadership appointments made during the quarter to support project development and execution.

○	Aris Mining continues active engagement with the Government of Guyana and the Guyana Geology and Mines Commission (GGMC) to obtain the mining license and keep stakeholders informed of project progress.

○	Preliminary Economic Assessment (PEA) completed in October 2025, outlining an attractive project with average annual gold production of 235 koz and an after-tax NPV5% of $1.8 billion, IRR of 25%, and 3.0-year payback at an assumed gold price of $3,000/oz.[5]

●	Soto Norte Project nearing completion of environmental studies and environmental license application preparation

○	The project incorporates industry-leading environmental and social design features, including a metallurgical process free of cyanide and mercury, together with a CMP program that allocates approximately 750 tpd of processing capacity to local miners, over 20% of Soto Norte’s 3,500 tpd processing capacity.

○	The environmental studies and preparation of the environmental license application are nearing completion.

○	PFS completed in September 2025, demonstrating robust economics with average annual gold production (years 2 to 10) of 263 koz and an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at an assumed gold price of $2,600/oz.[6] Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with an IRR of 40%.

Q2 2026 Conference Call Details

Management will host a conference call on Wednesday, July 29, 2026, at 2:30 pm PT / 5:30 pm ET / 9:30 pm GMT to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration. Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

●	Link: Webcast | Q2 2026 Conference Call

Conference Call

●	Toll-free North America: +1-833-821-0197

●	International: +1-647-846-2328

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Audio Recording

●	After the call, an audio recording will be available via telephone until end of day on August 5, 2026

●	Toll-free in the US and Canada: +1-855-669-9658

●	International: +1-412-317-0088; and using the access code: 2624894

Aris Mining’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining’s website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces2, driven by the ramp-up at Segovia following the installation of the second mill which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production7. Key projects include the high-grade Soto Norte gold project in Colombia and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Endnotes

1. All references to adjusted earnings, EBITDA, adjusted EBITDA, growth capital investment, cash flow after sustaining capital and income taxes, cash costs ($ per oz) and AISC ($ per oz) are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2. Reflects expected steady-state annual gold production run-rates of approximately 300 koz at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion

3. Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners or CMPs, to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

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4. Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

5. See technical report dated October 28, 2025 and entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana”. Note that this PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6. See technical report dated September 3, 2025 and entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia.”

7. Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.

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Non-GAAP Measures

Cash costs & all-in sustaining cost per ounce

	For the three months ended,
Segovia	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	March 31, 2025
Total gold sold (ounces)	62,762	67,709	53,751	47,390
Cost of sales[1]	110,226	116,108	76,719	67,091
Less: royalties[1]	(10,741)	(11,139)	(5,539)	(4,519)
Add: by-product revenue[1]	(8,703)	(7,449)	(2,798)	(3,073)
Total cash costs	90,782	97,520	68,382	59,499
Add: royalties[1]	10,741	11,139	5,539	4,519
Add: social contributions[1]	8,661	12,358	5,177	4,061
Add: sustaining capital expenditures and lease payments	14,473	11,917	11,284	6,336
Total AISC	124,657	132,934	90,382	74,415
AISC per ounce sold	$1,986	$1,963	$1,681	$1,570
Marmato
Total gold sold (ounces)	9,362	7,134	7,273	6,891
Cost of sales[1]	26,542	23,096	17,255	15,384
Less: royalties[1]	(3,938)	(3,332)	(2,044)	(1,840)
Add: by-product revenue[1]	(123)	(306)	(427)	(313)
Total cash costs	22,481	19,458	14,784	13,231
Add: royalties[1]	3,938	3,332	2,044	1,840
Add: social contributions[1]	392	940	385	273
Add: sustaining capital expenditures	1,791	1,481	1,426	733
Total AISC	28,602	25,211	18,639	16,077
Consolidated
Total gold sold (ounces)	72,124	74,843	61,024	54,281
Cost of sales[1]	136,768	139,204	93,974	82,475
Less: royalties[1]	(14,679)	(14,471)	(7,583)	(6,359)
Add: by-product revenue[1]	(8,826)	(7,755)	(3,225)	(3,386)
Total cash costs	113,263	116,978	83,166	72,730
Add: royalties[1]	14,679	14,471	7,583	6,359
Add: social contributions[1]	9,053	13,298	5,562	4,334
Add: sustaining capital expenditures and lease payments	16,264	13,398	12,710	7,069
Total AISC	153,259	158,145	109,021	90,492
1.	As presented in the financial statements and notes thereto for the respective periods

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All-in sustaining cost per ounce – business units (Segovia)

	For the three months ended,
Segovia - Owner Mining	June 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Total gold sold (ounces)	41,520	45,789	40,260	40,984	32,685	26,963
Cost of sales[1]	61,207	54,858	52,773	48,502	39,532	34,799
Less: inventory provision	—	—	(895)	—	—	—
Less: royalties[1]	(7,415)	(7,805)	(5,689)	(5,000)	(3,605)	(2,783)
Add: by-product revenue[1]	(5,771)	(5,037)	(3,610)	(2,566)	(1,714)	(1,748)
Total cash costs	48,021	42,015	42,578	40,936	34,213	30,268
Add: royalties[1]	7,415	7,805	5,689	5,000	3,605	2,783
Add: social contributions[1]	5,961	8,660	6,058	5,155	3,366	2,501
Add: sustaining capital and lease payments	11,949	9,835	12,601	8,430	8,511	4,397
Total AISC	73,346	68,315	66,926	59,521	49,695	39,949
AISC ($/oz sold)	$1,767	$1,492	$1,662	$1,452	$1,520	$1,482

Segovia - CMPs
Total gold sold (ounces)	21,242	21,920	24,196	24,596	21,066	20,427
Cost of sales[1]	49,019	61,250	50,271	44,747	37,187	32,292
Less: inventory provision	—	—	(279)	—	—	—
Less: royalties[1]	(3,326)	(3,334)	(2,909)	(2,532)	(1,934)	(1,736)
Add: by-product revenue[1]	(2,932)	(2,412)	(2,218)	(1,550)	(1,084)	(1,325)
Total cash costs	42,761	55,505	44,865	40,665	34,169	29,231
Add: royalties[1]	3,326	3,334	2,909	2,532	1,934	1,736
Add: social contributions[1]	2,700	3,698	3,110	2,632	1,811	1,560
Add: sustaining capital and lease payments	2,524	2,082	4,053	2,256	2,773	1,939
Total AISC	51,311	4,619	54,937	48,085	40,687	34,466
AISC ($/oz sold)	$2,415	$2,948	$2,270	$1,955	$1,931	$1,687
Segovia - Combined
Total gold produced (ounces)	64,424	66,567	63,137	65,549	51,527	47,549
Total gold sold (ounces)	62,762	67,709	64,456	65,580	53,751	47,390
Gold revenue	281,764	331,611	273,127	229,116	177,551	135,310
Avg realized gold price ($/oz sold)	$4,489	$4,898	$4,237	$3,494	$3,303	$2,855
Cost of sales[1]	110,226	116,108	103,043	93,249	76,719	67,091
Less: inventory provision	—	—	(1,174)	—	—	—
Less: royalties[1]	(10,741)	(11,139)	(8,598)	(7,532)	(5,539)	(4,519)
Add: by-product revenue[1]	(8,703)	(7,449)	(5,828)	(4,116)	(2,798)	(3,073)
Combined cash costs	90,782	97,520	87,443	81,601	68,382	59,499
Add: royalties[1]	10,741	11,139	8,598	7,532	5,539	4,519
Add: social contributions[1]	8,661	12,358	9,168	7,787	5,177	4,061
Add: sustaining capital and lease payments	14,473	11,917	16,654	10,686	11,284	6,336
Combined AISC	124,657	132,934	121,863	107,606	90,382	74,415
AISC ($/oz sold)	$1,986	$1,963	$1,891	$1,641	$1,681	$1,570
AISC Margin	157,108	198,677	151,264	121,510	87,169	74,415

1. As presented in the financial statements and notes thereto for the respective periods

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Operating free cash flow and free cash flow after growth and expansion capital

($’000)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Mar 31, 2025
Operating cash flows before taxes[1]	199,189	184,981	123,963	51,882
Adjusting Items:
Precious metal stream deposit settled (received) [1]	—	(40,016)	—	—
Finance income[1]	(4,166)	(3,383)	(3,474)	(2,336)
Impact of FX on cash and cash equivalents[1]	1,600	814	925	768
Adjusted operating cash flows before taxes	196,623	142,396	121,414	50,314

Less: Income taxes paid[1]	(113,086)	(26,171)	(42,244)	(5,121)
Adjusted net cash provided by operating activities	83,537	116,225	79,170	45,193

Less: Sustaining capital	(15,655)	(12,837)	(12,287)	(6,589)
Less: Sustaining lease payments	(609)	(561)	(423)	(480)
Cash flow from operations after sustaining capital and income taxes	67,273	102,827	66,460	38,124

Less: Growth and expansion capital	(105,084)	(61,251)	(36,745)	(43,010)
Free cash flow after growth and expansion capital	(37,811)	41,576	29,715	(4,886)

1. As presented in the financial statements and notes thereto for the respective periods.

Additions to mineral interests, plant and equipment

($’000)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Mar 31, 2025
Sustaining capital
Segovia	13,864	11,356	10,861	5,856
Marmato	1,791	1,481	1,426	733
Total Sustaining Capital	15,655	12,837	12,287	6,589
Non-sustaining capital
Marmato	76,290	47,031	23,628	29,661
Segovia	17,279	5,454	6,930	6,368
Soto Norte Project and other	5,576	3,445	3,446	4,570
Toroparu Project	5,939	5,321	2,741	2,411
Total (Growth Capital Investment)	105,084	61,251	36,745	43,010
Additions to mining interest, plant and equipment[1]	120,739	74,088	49,032	49,599

1. As presented in the financial statements and notes thereto for the respective periods.

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Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
Earnings (loss) before tax[1]	141,579	161,672	97,519	76,094
Add back:
Depreciation and depletion[1]	17,322	16,246	16,809	13,459
Finance income[1]	(4,166)	(3,383)	(4,353)	(2,437)
Interest and accretion[1]	7,803	7,408	10,431	9,390
EBITDA	162,538	181,943	120,406	96,506
Add back:
Share-based compensation[1]	(809)	7,602	20,663	9,497
(Income) loss from equity accounting in investee[1]	—	—	(14)	—
(Gain) loss on financial instruments[1]	(26,548)	1,762	3,058	6,385
Loss on disposal of mining interest and PPE[1]	—	—	—	3,200
Loss on settlement of deferred revenue[1]	—	—	4,990	—
Other (income) expense[1]	3,505	9,177	6,447	1,961
Foreign exchange (gain) loss[1]	39,902	11,590	12,446	13,520
Adjusted EBITDA	178,588	212,074	167,996	131,069

1. As presented in the financial statements and notes thereto for the respective periods

($000s)	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
Earnings (loss) before tax[1]	12,258	21,220	37,513	13,603
Add back:
Depreciation and depletion[1]	11,929	10,734	9,530	9,019
Finance income[1]	(3,474)	(2,336)	(1,606)	(1,351)
Interest and accretion[1]	10,833	10,037	21,165	6,493
EBITDA	31,546	39,655	66,602	27,764
Add back:
Share-based compensation[1]	8,136	3,784	(483)	2,533
(Income) loss from equity accounting in investee[1]	—	14	14	17
(Gain) loss on financial instruments[1]	50,737	16,628	(6,561)	12,842
Other (income) expense[1]	1,090	535	1,116	(428)
Foreign exchange (gain) loss[1]	7,224	5,997	(5,113)	311
Adjusted EBITDA	98,733	66,613	55,575	43,039

1. As presented in the financial statements and notes thereto for the respective periods.

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Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
Basic weighted average shares outstanding[1]	206,398,410	205,967,201	203,245,172	199,171,052
Net earnings (loss)[1]	94,243	97,614	50,863	42,011
Add back:
Share-based compensation[1]	(809)	7,602	20,663	9,497
(Income) loss from equity accounting in investee[1]	—	—	(14)	—
(Gain) loss on financial instruments[1]	(26,548)	1,762	3,058	6,385
Loss on disposal of mining interest and PPE[1]	—	—	—	3,200
Loss on settlement of deferred revenue[1]	—	—	4,990	—
Other (income) expense[1]	3,505	9,177	6,447	1,961
Foreign exchange (gain) loss[1]	39,902	11,590	12,446	13,520
Income tax effect on adjustments	(13,966)	(4,057)	(4,356)	(4,732)
Adjusted net earnings	96,327	123,688	94,097	71,842
Adjusted net earnings per share – basic ($/share)	0.47	0.60	0.46	0.36

1. As presented in the financial statements and notes thereto for the respective periods.

($000s except shares amount)	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
Basic weighted average shares outstanding[1]	179,836,208	171,622,649	170,900,890	169,873,924
Net earnings (loss) [1]	(16,897)	2,368	21,687	(2,074)
Add back:
Share-based compensation[1]	8,136	3,784	(483)	2,533
(Income) loss from equity accounting in investee[1]	—	14	14	17
(Gain) loss on financial instruments[1]	50,737	16,628	(6,561)	12,842
Other (income) expense[1]	1,090	535	1,116	(428)
Loss on extinguishment of Senior Notes[1]	—	—	11,463	—
Foreign exchange (gain) loss[1]	7,224	5,997	(5,113)	311
Income tax effect on adjustments	(2,528)	(2,099)	2,536	(109)
Adjusted net earnings	47,762	27,227	24,659	13,092
Adjusted net earnings per share – basic ($/share)	0.27	0.16	0.14	0.08

1. As presented in the financial statements and notes thereto for the respective periods.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Cash Cost and All-in Sustaining Cost

Cash costs per ounce, and all-in sustaining cost per ounce (as calculated in the tables above) are performance measures that reflect certain costs that are required to produce and sell an ounce of gold from operations. Management believes that these two measures are useful to market participants in assessing operating performance and the Company’s ability to generate cash flow from current operations. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Operating Cash Flow and Free Cash Flow after Growth and Expansion Capital

Cash flow from operations after sustaining capital and income taxes is calculated as adjusted net cash provided by operating activities, less sustaining capital and income taxes paid. Free cash flow after growth and expansion capital is calculated by further deducting growth and expansion capital. Management believes these measures are useful to market participants in assessing the Company’s ability to generate cash flow from operations after funding its capital requirements. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Growth and Expansion Capital

Growth and expansion capital represents additions to depletable and non-depletable mineral interests, right of use assets, exploration projects, and plant and equipment that are not sustaining in nature. Management believes this measure is useful to market participants in assessing the level of capital invested to expand operations, develop projects and support future growth separately from capital required to sustain current operations. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures used by other issuers.

EBITDA and Adjusted EBITDA

EBITDA is calculated as earnings before tax, adjusted to add back depreciation and depletion, finance income, and interest and accretion. Adjusted EBITDA is calculated by further excluding items that management does not consider to be reflective of the underlying operating performance. Management believes these measures are useful to market participants in assessing the Company’s operating performance and ability to generate cash flow from operations. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings is calculated as net earnings attributable to owners of the Company, adjusted for items that management does not consider to be reflective of the underlying operating performance of the Company Adjusted net earnings per share is calculated by dividing adjusted net earnings by the basic weighted average number of shares outstanding for the applicable period. Management believes these measures are useful to market participants in assessing the Company’s underlying financial performance and results on a per share basis. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2026 objectives, updates and timing for completion, first gold pour and ramp-up at the Marmato CIP plant, the Company’s longer-term growth outlook, the timeline for submission of the environmental license application for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of gold production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company discloses in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.